

May 16, 2011

Via U.S. Mail and Facsimile (212-415-3530)

Mr. Randall J. Weisenburger
Executive Vice President and Chief Financial Officer
Omnicom Group Inc.
437 Madison Avenue
New York, NY 10022

> **RE: Omnicom Group Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 23, 2011**
> **File No. 001-10551**
>
> **From 10-Q for the quarter ended March 31, 2011**
> **Filed April 29, 2011**

Dear Mr. Weisenburger:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K
Financial Statements
6 Debt
Convertible Debt, page F-17

1. Refer to the first three paragraphs of page F-18, which indicate that your 2032 and 2038 Convertible Notes include conversion features which are to be satisfied by paying the initial principal amount of the note in cash and the balance of the conversion value in cash or shares, at your option. Tell us how you applied the guidance of ASC 470-20-05-13 regarding cash conversions of convertible debt to your 2032 and 2038 Convertible Notes.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director